KAYE SCHOLER LLP

Garth B. Thomas
212 836-7812
Fax 212 836-6627
gthomas@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com

February 6, 2004

BY HAND

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: *Lagardère Groupe S.C.A.*
12g3-2(b) Submission
File No.: 82-3916

Ladies & Gentlemen:

We are submitting the enclosed documentation on behalf of Lagardère Groupe S.C.A. (the "Company") in order for it to continue to maintain current information for its qualification to claim an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Specifically, the following is enclosed: the Company's February 6, 2004 press release regarding the Company's 2003 sales.

We respectfully request that this submission be duly recorded. If you have any questions regarding this submission, or require additional information, please contact me at the above telephone number.

Please acknowledge receipt of this submission by stamping the enclosed copy of this letter and returning such copy to our waiting messenger.

Sincerely,

Garth B. Thomas

dlw 2/10

cc: Mr. Alain LeMarchand
Ms. Helene Martin
Fred Marcusa, Esq.
Ken Mason, Esq.

LAGARDERE



Communiqué

REVENUE GROWTH FOR LAGARDERE MEDIA IN 2003: +2.1%
(on a comparable basis)

The revenue achieved in 2003 will allow Lagardere Media to reach once again a double digit growth rate of its operating income.

Overall, the different Lagardere Media activities recorded a slight slow down of their organic growth during the 4th quarter, deriving from the particularly high 2002 comparison basis. For reference, the organic growth rates recorded during the 2002 4th quarter for the Radio/Television, Distribution, Book activities amounted respectively to 28%, 12% and 8%.
All the activities grew for the full year 2003. The Book division recorded the highest performance with an above the market growth rate. The Magazine Publishing division resumed growth despite a still difficult advertising environment –in particular since the Irak conflict outbreak. Hachette Distribution Services maintained its position in the face of a retrenched airline traffic level and an erosion of the music sales in the Virgin retail network. At last, the Radio and Television activities benefited from a sustained growth, meanwhile the new media activities (Lagardere Active Broadband) recorded a significant decrease –in particular in Germany.

	Revenues (M€)		Variance 03/02	Variance 03/02 on a comparable basis (*)
	12.31.03	*12.31.02*		
. LAGARDERE MEDIA	7 944	*8 095*	(1.9)%	2.1%
. AUTOMOBILE	-	*782*	(100)%	NS
. EADS	4 510	*4 339*	3.9%	NA
LAGARDERE SCA	**12 454**	***13 216***	**(5.8)%**	**NA**

(*) excluding changes in group structure and the effect of exchange rates
NS: Not Significant; NA: Not Available

In a 2003 environment overshadowed by an important appreciation of the Euro (approximately 17% against the US Dollar, 9% against the British Pound and 11% against the Japanese Yen), Lagardere Media revenues declined slightly (- 1.9%).

Consolidated Lagardere revenues dropped by -5.8% as a result of the deconsolidation of Matra Automobile which took effect on January 1st, 2003.

LAGARDERE MEDIA

"Lagardere Media" revenues, excluding changes in the group structure, edged down -2.4%. Excluding as well the effects of exchange rates, the growth rate is + 2.1%.

- **Hachette Livre**

  For the full year 2003, Hachette Livre experienced once again a growth rate that is above the market. Despite a particularly high 4th quarter 2002 comparison basis, the internal growth for the full year amounts to +3.5%, especially as a result of the dynamic French and Spanish activities as well as the "partworks" business in Europe.

- **Hachette Filipacchi Médias**

  After having benefited during most of the 1st quarter from a turnaround in the advertising market that began in the 4th quarter of 2002, in particular in the U.S., the Magazine Publishing activities experienced a wait and see attitude by the advertisers since the outbreak of the war in Iraq. In Europe and Japan, the 4th quarter recorded a small decline of the advertising revenues. In total, Hachette Filipacchi Médias posts a growth rate on a like-for-like basis, above 1%, following two years of consecutive decline.

- **Hachette Distribution Services**

  After a good start earlier this year, Hachette Distribution Services has been facing an exceptionally difficult economic environment, in particular in its travel retail business (in airports as a result of the war in Iraq and SARS, and in the train and subway stations in France as a result of the repetitive strikes in May and June).
  In total, as a result of the strong growth in the Eastern European activities as well as the development of the "Virgin Megastore" network in France since November 2001 (new store openings in Montpellier, Nice, Toulouse, Nantes, Melun-Sénart and Paris Barbès), Hachette Distribution Services experienced an internal growth rate above + 2%.

- **Lagardere Active**

Lagardere Active revenues grew organically by +3%.
The Radio activity, which had a mixed performance from one month to the other during the 1st half of 2003, benefited from a steadier and reinforced revenue growth, in particular during the last four months.
Visibility on the future outlooks remains poor.
During the same period, the Television activities experienced a double digit growth rate as a result of the dynamism of the Production division as well as the success of the thematic channels -and of *Canal*Satellite, their main distribution platform.
Lagardere Active Broadband revenues decreased by approximately a quarter, given the poor performance of its German subsidiary on the audiotel services market. However it benefited from a strong acceleration of its mobile activities, notably in France, with a development during the last quarter sustained by the launch of new services and the growth of the number of multimedia mobiles.

	Revenues (M€)		Variance 03/02	Variance 03/02 on a comparable basis (*)
	31.12.03	***31.12.02***		
. BOOK	959	*950*	0.9 %	3.5 %
. MAGAZINE PUBLISHING	2 072	*2 113*	(1.9) %	1.1 %
. DISTRIBUTION SERVICES	4 333	*4 464*	(2.9) %	2.2 %
. LAGARDERE ACTIVE	580	*568*	2.0 %	2.7 %
LAGARDERE MEDIA	**7 944**	***8 095***	**(1.9) %**	**2.1 %**

(*) excluding changes in group structure and the effect of exchange rates

Despite its impact on revenues, the decline of the Dollar will have a limited impact on Lagardere Media profitability in 2003. In fact, the activities that are exposed to a US Dollar risk are located in the U.S. and thus have costs in US Dollars as well. As a result, the US Dollar risk is limited to the profit, which, in addition, was partially covered in 2003 by hedging contracts.